[PUBLICIS GROUPE S.A. LOGO]

          PRESS RELEASE




CONTACTS:   Pierre Benaich/Laurence Rey         Ruth Pachman/Victoria Weld
            Publicis Groupe S.A.                Kekst and Company
            +33 1 4443 7000                     (212) 521-4800



        PUBLICIS BILLINGS INCREASE 78.3 PERCENT IN FIRST QUARTER OF 2001


PARIS, MAY 14, 2001 -- Publicis Groupe SA (NYSE: PUB) announced today that billings jumped 78.3 per cent in the first quarter of this year, reaching a total of 3.576 billion euros in this quarter compared to 2.006 billion euros in 2000.

This extremely strong growth includes the contribution of acquisitions made in the second half of 2000, notably those of Saatchi & Saatchi and Nelson Communications.

On a comparable basis, excluding the contribution of acquisitions, growth in billings was 8.2 per cent.

                         Regional Billing Contributions
                         ------------------------------


         Region             In millions of      2001      2000
                                 euro

Europe                         1 359.2         38.0%      48.0%
North America                  1 774.7         49.5%      40.8%
Asia-Pacific                     276.1          7.7%       7.5%
Latin America/Other              175.4          4.8%       3.7%
Intra-group                       (9.1)
Total                          3 576.3




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[PUBLICIS GROUPE S.A. LOGO]

The first quarter was marked by two major developments:

1. Strong  development  in  marketing  services  and  specialized  agencies
   (SAMS). This included:

   o The acquisition of Fisch.Meier.Direkt, a leading relationship marketing agency in Switzerland.

   o The merger in France of two of our agencies, Global Event System and Publicis Dialog, reinforcing the offer in 'Total Relationship Management'.

   o The purchase of the U.S. Hispanic agency Sanchez & Levitan and the operations of Siboney in Dallas and Los Angeles which placed the Group among the very top in ethnic communications in the U.S., an expanding market with considerable potential.

   o The acquisition of Carre Noir, a leading design agency in France, which reinforces our strong position in this sector.

   o The significant reinforcement of financial communications activities in France (with the recent acquisition of Ecocom) as well as in other countries.

   o And, most recently, the acquisition of Triangle, a premium British agency that will develop internationally, and further demonstrates Publicis' strategy to develop significantly in marketing services.

2. Strong development of new business. During the first quarter of this year, Publicis Groupe SA won new accounts valued at more than 800 million euros in its different networks. In particular, these include:

   o Publicis Worldwide: Accounts for Siemens Corporate, Voice Stream, Iomega, Informix, ATA Airlines and Lens Express in the United States, Credito Italiano in Italy, The Post Office (UK) Korea Telecom and Renault Samsung in Korea.

   o Saatchi and Saatchi Worldwide: Accounts for Guinness in Asia, Sudameris in Brazil and significant expansion of its relationship with General Mills.

   o Fallon Worldwide: Accounts for United Airlines, Gulfstream Aircraft and the Defense Ministry in the U.K.

   o Optimedia space buying and media counsel: Accounts for Vizzavi in Europe, EFD in the U.K, Honda in Australia, the Finance Ministry in the Netherlands, and the Education Ministry in France.

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[PUBLICIS GROUPE S.A. LOGO]

   Commenting on the Company's increase in billings, Maurice Levy, President of the Directoire of Publicis Groupe SA said, "Although, in general, consumer activity remains at a very high level, the advertising market is uncertain and the outlook for growth has been revised downward. In this environment, the billings achieved in the first quarter by Publicis Groupe SA are entirely satisfactory, with a very strong increase in absolute terms and organic growth of 8.2% in the context of the new Group's structure.

   Our portfolio of new business generated during the course of last year was a dynamic element of our growth. The integration of Saatchi & Saatchi is being implemented very well and its performance in terms of new business justifies in itself our choice."

   Mr. Levy concluded, "After the exceptional year of 2000, our objective for 2001 is to consolidate our positions and to assure market share growth in a highly-competitive marketplace. Our acquisitions will be concentrated on marketing services and specialized agencies. Based on the concepts of services developed by our Group, and based on the exceptional quality of our agencies and of our teams, we can project organic growth superior to the growth of the industry."


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